Exhibit 99.55

TITAN MINING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Titan Mining Corporation have been prepared by management in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Ernst & Young LLP, an independent firm of chartered professional accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Donald R. Taylor	/s/ Ty Minnick
Chief Executive Officer	Chief Financial Officer

March 19, 2025

Independent auditor’s report

To the Shareholders of

Titan Mining Corporation

Opinion

We have audited the consolidated financial statements of Titan Mining Corporation and its subsidiaries [the “Group”], which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of income (loss) and other comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards [“IFRSs”].

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to note 1 in the consolidated financial statements, which indicates that the Group has cash and cash equivalents of $10,163, a working capital deficit of $12,581 and a deficit of $61,781. As stated in note 1, these events, or conditions, along with other matters as set forth in note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matter described below to be the key audit matters to be communicated in our report. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matter	How our audit addressed the key audit matter
Assessment of Impairment indicators for the Group’s mineral properties, plant and equipment

As at December 31, 2024, the Group had mineral properties, plant and equipment of $30,303, which were allocated to the Empire State Mines cash-generating unit [the “CGU”]. As outlined in notes 3 and 5 to the consolidated financial statements, at each reporting period the Group assesses whether there is an indication that the CGU may be impaired.

Management applies significant judgment in assessing whether indicators of impairment exist for a CGU which would necessitate impairment testing. Internal and external factors considered by management include commodity prices, foreign exchange rates, capital and production cost forecasts, resource quantities and discount rates. Management estimates of resources are prepared by mining specialists [managements experts]. As at December 31, 2024, management has concluded that there are no impairment indicators on the Group’s mineral properties, plant and equipment.

Auditing the assessment of impairment indicators is complex due to the subjective nature of the various management inputs and assumptions, including input from their experts.

Our audit procedures included, among others, the following to address the key assumptions described:

•    We understood management’s process over their assessment of impairment indicators.

•     We evaluated management’s significant judgements around inputs and compared previous operational forecasts made by management to actual results achieved with respect to production levels, and operating and capital costs to assess reasonability of production cost forecasts. In addition, we compared the commodity prices, foreign exchange rates and discount rates with external market and industry data.

•      We involved our mining specialists to assist in evaluating the methods and assumptions used by management’s specialists to estimate production levels. We also involved our mining specialists in evaluating the methods and assumptions employed by management’s specialists to develop operating and capital cost inputs that form the basis of cash flow estimates.

•      We assessed the competency and objectivity of management’s specialist in relation to estimates of mineral resources.

Other information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Brenna Daloise.

Vancouver, Canada	/s/ Ernst & Young LLP
March 19, 2025	Chartered Professional Accountants

TITAN MINING CORPORATION
Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Notes		December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	12		$10,163	$5,031
Trade and other receivables	8		4,032	1,521
Inventories	9		8,243	7,208
Prepaids and deposits			1,074	813
Other current assets	12		518	-
Derivative asset	20		-	648
			24,030	15,221
Non-current assets
Mineral properties, plant and equipment	10		30,303	36,798
Right-of-use assets	11	a	125	71
Other assets	12		690	672
Total assets			$55,148	$52,762

Liabilities
Current liabilities
Accounts payable and accrued liabilities			$4,490	$2,878
Lease liabilities	11	b	40	76
Credit facility	13	a	10,058	31,655
Related party loans	13	b,c	22,023	4,124
			36,611	38,733
Non-current liabilities
Lease liabilities	11	b	87	-
Reclamation and remediation provision	16		15,447	16,299
Total liabilities			52,145	55,032
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital			59,813	59,813
Reserves			4,971	6,245
Deficit			(61,781)	(68,328)
Total equity (deficit)			3,003	(2,270)
Total liabilities and shareholders’ equity			$55,148	$52,762

Nature of operations and going concern (Note 1)

Subsequent events (Note 6, 24)

Approved by the Board on March 19, 2025:

“Lenard Boggio” , Audit Committee Chair	“Donald Taylor” , Director

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION
Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)
(Expressed in thousands of US dollars)

		Years ended December 31,
	Notes	2024	2023

Revenue	6	$64,301	$52,086

Cost of Sales
Operating expenses		42,787	46,774
Depreciation and depletion		8,728	12,889
		(51,515)	(59,663)
Income (loss) from mine operations		12,786	(7,577)

Exploration and evaluation expenses	7b	1,861	1,903
General and administration expenses	7a	3,745	4,386
Interest and other finance expenses	13a,b, 15	4,035	3,913
Reclamation and remediation provision change in estimate	16	(1,523)	-
Accretion expense	16	304	257
Interest income		(315)	(234)
Foreign exchange gain		(1,789)	(815)
Gain on loan modification	13a	(98)	-
Other income		(151)	(250)
Realized gain on derivative		-	(5,860)
Unrealized gain derivative		-	(648)
Gain on settlement		-	(33)
		(6,069)	2,619
Net income (loss) before tax		6,717	(10,196)
Current tax expense	18	(170)	(14)
Net income (loss) after tax for the year		6,547	(10,210)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Unrealized loss on translation to reporting currency		(1,733)	(1,260)
Total comprehensive income (loss) for the year		$4,814	$(11,470)

Basic and diluted earnings (loss) per share		$0.05	$(0.07)

Weighted average shares outstanding (in ‘000)		136,367	137,584

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION
Consolidated Statements of Changes in Equity
(Expressed in thousands of US dollars)

		Share capital		Reserves
	Notes	Number ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity (deficit)

Balance, January 1, 2023, as previously reported		138,979	$61,076	$8,793	$(2,289)	6,504	$(57,067)	$10,513
Exercise of warrants	17c	357	161	(31)	-	(31)	-	130
Share based compensation	17b	-	-	387	-	387	-	387
Dividends declared		-	-	-	-	-	(1,051)	(1,051)
Share cancellation		(2,969)	(1,424)	-	-	-	-	(1,424)
Fair value of warrants	13b	-	-	645	-	645	-	645
Total comprehensive loss for the year		-	-	-	(1,260)	(1,260)	(10,210)	(11,470)
Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation	17b	-	-	459	-	459	-	459
Total comprehensive gain for the year		-	-	-	(1,733)	(1,733)	6,547	4,814
Balance, December 31, 2024		136,367	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION
Consolidated Statement of Cash Flows
(Expressed in thousands of US dollars)

		Years ended December 31,
	Notes	2024	2023
Operating activities
Profit (loss) for the year		$6,717	$(10,196)
Accretion expense		304	257
Gain on change in reclamation and remediation provision		(1,523)	-
Amortization of borrowing costs	13	880	754
Depreciation and depletion of mineral property, plant and equipment	9	8,728	12,889
Depreciation of right-of-use assets		67	77
Gain on loan modification	13	98	-
Interest and accretion on debt	12	2,727	3,137
Interest expense on lease liabilities		7	10
Loss on sale of equipment		19	-
Stock-based compensation		459	387
Unrealized foreign exchange gain		(2,018)	(1,230)
		16,465	6,085
Changes in non-cash working capital
Accounts payable and accrued liabilities		1,450	(1,782)
Trade and other receivables		(2,526)	701
Inventories		(967)	(774)
Prepaids and deposits		(780)	415
Unrealized gain on derivative		648	(176)
Star Mountain settlement		-	(5,900)
Release of restricted cash		-	1,921
Income tax paid		-	(71)
Net cash generated in operating activities		14,290	419
Financing activities

Repayment of Credit Facility		(22,000)	(5,000)
Proceeds from related party loan		16,500	5,000
Credit Facility interest payments		(1,707)	(3,035)
Payment of lease liabilities		(67)	(85)
Transaction fees paid for loans		(18)	(350)
Proceeds from bank indebtedness		-	5,900
Dividends paid		-	(1,978)
Proceeds from warrant exercise		-	130
Repayment of equipment loans		-	(15)
Net cash generated (used) by financing activities		(7,292)	567
Investing activities
Additions to mineral properties, plant and equipment	10	(1,820)	(2,647)
Proceeds from disposal of equipment		45	-
Net cash used by investing activities		(1,775)	(2,647)
Effect of foreign exchange on cash and cash equivalents		(91)	(28)
Increase (decrease) in cash and cash equivalents		5,132	(1,689)
Cash and cash equivalents, beginning of year		5,031	6,720
Cash and cash equivalents, end of year		$10,163	$5,031

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine (“ESM”) in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI” and on the OTCQB and trade under the symbol “TIMCF”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at December 31, 2024, the Company had cash and cash equivalents of $10,163, working capital deficit of $12,581, net income before tax for the year ended December 31, 2024 of $6,717 and a deficit of $61,781. During the year ended December 31, 2024, the Company had cash inflows from operating activities of $14,290, cash spend on investing activities of $1,775, and cash outflow from financing activities of $7,292. The Company has $32,081 of current debt as at December 31, 2024.

Based on the Company’s plan for ESM’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company may require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, the recent equipment facility loan (Note 24), and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

c)	Basis of consolidation

These consolidated financial statements include the accounts of the parent company, Titan Mining Corporation and its subsidiaries. Material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results from the effective date of acquisition of control through to the effective date of disposition of loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

2.	BASIS OF PRESENTATION (continued)

c)	Basis of consolidation (continued)

Subsidiary	Incorporation jurisdiction	Ownership %
		2024	2023
1100951 BC Ltd.	British Columbia	100%	100%
Titan Mining (US) Corporation	Delaware	100%	100%
Balmat Holdings Corp.	Delaware	100%	100%
Empire State Mines, LLC	Delaware	100%	100%
1077615 US LLC	Nevada	100%	100%

d)	Functional and presentation currency

The financial statements of each company within the consolidated group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The functional currency of the parent company is the Canadian dollar and the functional currency of all the subsidiaries is the US dollar. These consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

3.	MATERIAL ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents include cash at banks and on-hand, and short-term deposits with an original maturity of three months or less, but exclude any restricted cash. Restricted cash is not available for use by the Company and, therefore, is not considered highly liquid.

b)	Foreign currencies

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on the settlement of monetary items denominated in currencies other than the functional currency are recognized in profit or loss in the statements of loss in the period in which they arise. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Nonmonetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

b)	Foreign currencies (continued)

Parent and subsidiary companies

The financial results and position of operations whose functional currency is different from the presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

●	income and expenses are translated at the average exchange rates for the period.

Exchange differences are transferred directly to the consolidated statements of loss and other comprehensive loss and are included in a separate component of equity titled “Currency translation adjustment”. These differences are recognized in profit or loss in the period in which the operation is disposed.

c)	Inventories

Production inventories

Ore in stockpiles and concentrate stockpiles are recorded at weighted average cost and measured at the lower of cost and net realizable value. Cost is determined on a weighted-average basis and comprises all costs of purchase, costs of conversion, depreciation and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories is recognized as an expense in the period the write-down or loss occurs.

Materials and supplies

Materials and supplies inventory are recorded on a first-in-first-out (“FIFO”) basis and measured at the lower of cost and net realizable value. Costs include acquisition, freight and other directly attributable costs. A periodic review is undertaken to determine the extent of any provision for obsolescence. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

d)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs except for those recognized as fair value through profit and loss. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

Financial assets

Under IFRS 9, financial assets are classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL (but there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

d)	Financial instruments (continued)

Financial assets are classified and measured at: FVTPL, FVOCI and amortized cost. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset i.e. whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”). This is referred to as the SPPI test.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Interest received is recognized as part of finance income. Gains and losses are recognized when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include:

●	cash and cash equivalents;

●	trade and other receivables;

●	other assets;

●	derivative asset;

●	restricted cash; and

●	other receivables.

Impairment

An expected credit loss (“ECL”) impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original EIR, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Loans and borrowings and payables

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of comprehensive loss. Gains and losses are recognized when the financial liability is derecognized.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

d)	Financial instruments (continued)

The Company’s financial liabilities at amortized cost include:

●	accounts payable and accrual liabilities

●	Credit Facility; and

●	Related Party Loans.

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of income (loss) and comprehensive income (loss).

e)	Mineral properties, plant and equipment

Mineral properties

Mineral properties are carried at cost, less accumulated depletion and any accumulated impairment charges and include:

●	The fair value of exploration properties acquired;

●	Development costs on an area of interest once management has determined the property has achieved technical feasibility and commercial viability. Development expenditure includes operating and site administration costs.

●	Development costs on a property after commercial production is achieved when it is probable that additional economic benefit will be derived from future operations.

Mining properties are depleted over the economic life of the property on a units-of-production basis based on mineral reserves and, where included in the mine plan, mineral resources.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment includes its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated shutdown and restoration costs associated with dismantling and removing the asset.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method or unit-of-production method over their expected useful lives.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date when the asset is available for use.

f)	Exploration and evaluation expenses

Exploration and evaluation expenses comprise costs that are directly attributable to:

●	researching and analyzing existing exploration data;

●	conducting geological studies, exploratory drilling and sampling;

●	examining and testing extraction and treatment methods; and

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

f)	Exploration and evaluation expenses (continued)

●	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

All exploration and evaluation expenditures are expensed. When technical feasibility and commercial viability have been determined and the subsequent costs incurred for the development of that project are capitalized as mining properties, plant and equipment, as appropriate.

g)	Reclamation and remediation provision

Reclamation and remediation provisions arise due to legal or constructive obligations as a result of the Company’s exploration, development and operating activities, and are recorded in the year in which the activity generating the liability is incurred. The estimated present value of such reclamation and remediation costs, calculated using a risk-free, pre-tax discount rate, are capitalized to the corresponding asset along with the recording of a corresponding liability as soon as the obligation to incur such cost arises. The liability is adjusted each period for the unwinding of the discount rate, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the obligation. Changes in reclamation and remediation estimates are accounted for prospectively as changes in the corresponding capitalized cost.

h)	Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) applies to all revenue arising from contracts with customers. The revenue standard establishes a five-step model to account for revenue arising from contracts with customers. It requires revenue to be recognized when (or as) control of a good or service transfers to a customer at an amount that reflects the consideration to which an entity expects to be entitled. The standard also requires enhanced and extensive disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

Revenue is generated from the sale of zinc concentrate. The Company does not sell on commercial terms that requires it to provide freight services after the date at which control of the product passes to the customer. As such, the Company’s sole performance obligation relates to the delivery of zinc concentrates to its customer with each separate shipment representing a separate performance obligation. Revenue is recognized at the point in time when the customer obtains control of the product. Control is achieved when the product is delivered to the customer; the Company has a present right to payment for the product; significant risks and rewards of ownership have transferred to the customer according to contract terms; and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

The amount of revenue recorded is based on the expected final pricing of the shipment, as specified in the pricing terms with the customer; and the net amount of metal for which the Company will receive payment. Adjustments are made in subsequent periods based on fluctuations in expected final pricing until the date of final settlement (“provisional pricing adjustments”). These provisional pricing adjustments (both gains and losses) are recorded in revenue in the Statements of Income (Loss) and Other Comprehensive Income (Loss) and in trade receivables on the Statements of Financial Position.

i)	Impairment of non-financial assets

At each reporting period the Company assesses whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, or when the decision to proceed with the development of a particular project is taken based on its technical and commercial viability, the Company estimates the recoverable amount of the asset or group of assets and compares it against the carrying amount. The recoverable amount is the higher of the FVLCD and the asset’s value in use. If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the consolidated statements of loss and other comprehensive loss for the period.

In calculating the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

j)	Income taxes

Income tax is recognized in net income for the period except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or equity, respectively. Deferred tax is provided using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

k)	Income per share

Basic income per share calculations are based on the net loss for the year divided by the weighted average number of common shares issued and outstanding during the respective periods.

Diluted income per share calculations are based on the net income attributable to common shareholders for the period divided by the weighted average number of common shares outstanding during the period plus the effects of dilutive common share equivalents. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the in-the-money options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

IAS 1, Presentation of Financial Statements (“IAS 1”)

In October 2022, the IASB issued amendments to IAS 1 titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. Effective January 1, 2024, the Company has adopted these amendments, which did not have a material effect on its consolidated financial statements.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

4.	ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED (continued)

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions in the process of applying the Company’s accounting policies that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, and reported amounts of expenses during the reporting period. Estimates and assumptions are continually evaluated. However, actual outcomes could materially differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

●	Estimated mineral resources – Mineral resources are estimates of the amount of metal that can be extracted from the Company’s properties, considering both economic and legal factors. Estimating the quantity and/or grade of mineral resources requires the analysis of drilling samples and other geological data. Calculating mineral resource estimates requires decisions on assumptions about geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and foreign exchange rates. Estimates of mineral resources may change from period to period as the economic assumptions used to estimate mineral resources change and as a result of additional geological data generated during the course of operations. Changes in reported mineral resources may affect the Company’s financial position in a number of ways, including the following:

i.	asset carrying values may be affected due to changes in estimated future cash flows;

ii.	prospective depreciation charges in the Company’s consolidated statements of income (loss) and comprehensive income (loss) may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and

iii.	provision for reclamation liabilities balances may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.

●	Revenue recognition – The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers. Zinc concentrate sales are invoiced based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, an additional invoice is issued and collected. In general, consideration is promptly collected from the Company’s customer.

●	Reclamation and remediation provision – The Company’s accounting policy requires the recognition of a provision for future reclamation and other closure activities when the obligation arises. The present value of future obligations is estimated by the Company using mine closure plans and other studies based on current environmental laws and regulations and Company policy. The estimates include assumptions as to the future estimated costs, timing of the cash flows to discharge the obligations, inflation rates, and the prevalent market discount rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed. Any changes to these assumptions will result in an adjustment to the provision which affects the Company’s liabilities and its property, plant and equipment.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

●	Going concern – Management has applied judgment in the assessment of the company’s ability to continue as a going concern when preparing its financial statements. Management prepares these financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. In assessing whether the going concern is appropriate, management takes into account all variable information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management considers a wide range of factors relating to expected future cash flows from operations and sources of funding.

●	Impairment – Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral properties, plant and equipment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal (“FVLCD”) of cash generating units, which the Company has determined as being the Empire State Mine, for impairment tests requires management to make estimates and assumptions such as future production levels, mine site operating expenses and general administrative costs, transportation costs, concentrate smelting and refining charges, and royalties, working capital changes, capital costs, including estimated salvage value, future metal prices, corporate tax rates, selling costs, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

●	Fair value measurement – When the fair values of financial instruments, including the estimated fair value of derivatives, recorded in the statements of financial position cannot be measured based on quoted prices in active markets, they are measured using the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. In relation to determining the fair value of provisionally priced trade receivables, they are measured based on estimated future zinc prices obtained from a company that provides base metal concentrate trading services (i.e. market participant). When the fair values of non-financial assets need to be determined, e.g., for the purposes of calculating fair value less costs of disposal for impairment testing purposes, they are measured using valuation techniques including the DCF model.

●	Determination of useful life of assets for depreciation purposes – Significant judgment is involved in the determination of the useful life and residual value of long-lived assets that drive the calculation of depreciation charges. Changes in the estimate of useful lives and residual values may impact the depreciation calculations.

●	Taxation – The provision for income taxes and the composition of income tax assets and liabilities requires management’s judgment. In determining these amounts, management interprets the applicable income tax legislation and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future taxable profits, which affect the extent to which potential future tax benefits may be accrued. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows resulting from estimates of future production and sales volumes, commodity prices, mineral resources, operating costs and other capital management transactions. These judgments, estimates and assumptions are subject to risks and uncertainties, which may impact the actual amount of deferred income tax assets recognized in the Company’s statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

6.	REVENUE

	Year ended December 31,
	2024	2023
Zinc concentrate sales	$76,322	$74,070
Zinc concentrate provisional pricing adjustments	(456)	(3,444)
Smelting and refining charges	(11,565)	(18,540)
Revenue, net	$64,301	$52,086

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract. In June 2024, the Company entered into a fixed zinc pricing arrangement pursuant to its existing offtake agreement with an affiliate of Glencore Ltd. (“Glencore”) for approximately 30% of the Company's budgeted zinc production for the second half of 2024. The arrangement fixed the zinc price for a six-month period covering July 2024 through December 2024 at a price of US$1.37 per pound of zinc. As of December 31, 2024, the Company had fulfilled its commitment under the fixed zinc pricing arrangement.

In connection with the fixed zinc pricing arrangement, the Company was required to provide a cash deposit in the amount of $2,777. The cash deposit was returned to the Company on a prorata basis, upon completion of the delivery of zinc concentrate on a monthly basis over the six-month period of the fixed price arrangement. As the Company had fulfilled its commitment under the fixed zinc pricing arrangement by December 31, 2024, the remaining balance of the cash deposit of $518, was returned to the Company in January 2025.

7.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Year ended December 31,
	2024	2023
Salaries and benefits	$1,575	$1,244
Share-based compensation	420	351
Office and administration	918	729
Professional fees	677	1,933
Amortization of right-to-use assets	95	77
Investor relations	60	52
	$3,745	$4,386

b)	Exploration and evaluation expenses

	Year ended December 31,
	2024	2023
Salaries and benefits	$767	$584
Assay and analyses	193	158
Contractor and consultants	451	880
Supplies	236	53
Other	214	228
	$1,861	$1,903

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

7.	OTHER OPERATING EXPENSES (continued)

b)	Exploration and evaluation expenses (continued)

	Year ended December 31,
	2024	2023
Empire State Mines	$1,830	$1,852
Other	31	51
Exploration and Evaluation Expenses	$1,861	$1,903

8.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2024	2023
Trade receivables	$3,987	$1,500
GST receivable	35	14
Other	10	7
	$4,032	$1,521

9.	INVENTORIES

	December 31,	December 31,
	2024	2023
Ore in stockpiles	$135	$147
Concentrate stockpiles	47	276
Materials and supplies	8,061	6,785
	$8,243	$7,208

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at December 31, 2024 and 2023 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2023	$46,713	$36,162	$1,135	$3,831	$87,841
Additions	-	213	-	2,435	2,648
Transfer to plant and equipment	-	2,426	-	(2,426)	-
Change in reclamation and remediation provision	-	809	-	-	809
As at December 31, 2023	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	38	50	-	1,841	1,928
Sale of equipment	-	(98)	-	-	(98)
Transfer to plant and equipment	-	1,452	-	(1,452)	-
Transfer to mineral properties	3,269	-	-	(3,269)	-
Change in reclamation and remediation provision	-	368	-	-	368
As at December 31, 2024	$50,020	$41,382	$1,135	$959	$93,496

Accumulated depreciation
As at January 1, 2023	17,834	$23,777	$-	$-	$41,611
Depreciation and depletion	7,387	5,502	-	-	12,889
As at December 31, 2023	25,221	$29,279	$-	$-	$54,500
Sale of equipment	-	(35)	-	-	(35)
Depreciation and depletion	4,337	4,391	-	-	8,728
As at December 31, 2024	$29,558	$33,635	$-	$-	$63,193

Net book value at December 31, 2023	$21,492	$10,331	$1,135	$3,840	$36,798
Net book value at December 31, 2024	$20,462	$7,746	$1,135	$959	$30,303

11.	LEASES

a)	Right-of-use assets

Total
As at January 1, 2023	$161
Changes to lease terms	(13)
Depreciation	(77)
As at December 31, 2023	$71
Lease amendment	154
Changes to lease terms	(28)
Depreciation	(67)
Unrealized foreign exchange	(5)
As at December 31, 2024	$125

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

11.	LEASES (continued)

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2024 and 2023, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above. Further, during the year ended December 31, 2024, the Company renewed its lease agreement for the shared office space and extended the term of the lease by three years, resulting in a net addition of $154 to right-of-use assets, with an offsetting addition to lease liabilities (note 11b).

b)	Lease liabilities

Total
As at January 1, 2023	$192
Changes to lease terms	(43)
Interest accretion	10
Unrealized foreign exchange	2
Lease payments	(85)
As at December 31, 2023	$76
Changes to lease terms	(34)
Lease amendment	154
Interest accretion	7
Unrealized foreign exchange	(9)
Lease payments	(67)
As at December 31, 2024	$127
Current lease liabilities	$40
Non-current lease liabilities	87
$127

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at December 31, 2024 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Lease liabilities	$40	$87	$-	$127

c)	Amounts recognized in Statements of Income (Loss) and Other Comprehensive Income (Loss)

	Year ended December 31, 2024	Year ended December 31, 2023
Interest on lease liabilities	$8	$10
Depreciation of right-of-use assets	$67	$77
Variable lease payments	$64	$135
Expenses relating to short-term leases	$303	$273

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

11.	LEASES (continued)

d)	Amounts recognized in Statements of Cash Flows

	Year ended December 31, 2024	Year ended December 31, 2023
Payment of lease liabilities	$67	$86

12.	OTHER ASSETS

	December 31,	December 31,
	2024	2023
Reclamation deposit	$672	672
Other assets	536	-
	$1,208	672
Current	(518)	-
Non-current	$690	$672

Included in other assets is a $518 cash deposit held with Glencore in respect of the Company’s fixed zinc pricing arrangement (Note 6) that was completed in December 2024. The cash deposit was returned to the Company in January 2025.

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

13.	DEBT

	Credit Facility (a)	Related Party Promissory Note (b)	Related Party Loans (other) (c)	Total
Balance, January 1, 2023	30,016	-	-	30,016
Proceeds of loan	5,900	5,000	-	10,900
Repayment of loan	(5,000)	-	-	(5,000)
Loan initiation fee	-	(350)	-	(350)
Warrant issuance	-	(645)	-	(645)
Interest and accretion	3,054	84	-	3,138
Interest payment	(3,035)	-	-	(3,035)
Amortization of borrowing costs	720	35	-	755
Balance, December 31, 2023	31,655	4,124	-	35,779
Proceeds of loan	-	-	16,500	16,500
Repayment of loan	(22,000)	-	-	(22,000)
Interest and accretion	1,564	1,163	-	2,727
Interest payment	(1,707)	-	-	(1,707)
Amortization of borrowing costs	644	236	-	880
Gain on loan modification	(98)	-	-	(98)
Balance, December 31, 2024	$10,058	$5,523	$16,500	$32,081
Current	$10,058	$5,523	$16,500	$32,081

a)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility is secured by a general charge on the assets of the Company, and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum, however, as there was no unadvanced portion of the Credit Facility during the year ended December 31, 2024, the Company did not incur any standby charges in 2024.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date has been subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

●	The Credit Facility is subject to certain financial covenants, which initially included an interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. These financial covenants have been subsequently amended, with current financial covenants including an interest coverage ratio of not less than 1.5 to 1.0, and an unrestricted cash balance of not less than $1,000. As of December 31, 2024, the Company was in compliance with all covenants related to the Credit Facility.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

13.	DEBT (continued)

a)	Credit Facility (continued)

During 2024, the Company entered into several amendments to its Credit Facility. In February 2024, the available credit limit was reduced from $32,170 to an available credit limit of $27,170, by a principal payment of $5,000. In April 2024, a further amendment was executed, whereby, the previously imposed leverage ratio of 3.0 to 1.0 was removed and the interest coverage ratio was reduced to its current requirement of 1.5 to 1.0 (as noted above). Additionally, the Company agreed to make repayments on the Credit Facility to reduce the available credit to $15,170 by June 30, 2024 by way of a $10,000 principal payment made in April 2024, and a $2,000 principal payment on June 30, 2024, with a further reduction to the available credit limit to $10,170 by December 31, 2024, by way of another principal payment of $5,000 on or before December 31, 2024.

On December 9, 2024, the Company entered into its most recent amendment to the Credit Facility, which extended the maturity date of the Credit Facility from June 30, 2025 to December 31, 2025, and providing a revised repayment schedule which included $5,000 due before June 30, 2025, and the remaining principal balance of the Credit Facility of $5,170 to be made prior to the amended maturity date of December 31, 2025. Further, the minimum unrestricted cash balance required to be held by the Company was reduced from $3,000 to $1,000.

As a result of the loan amendments, the Company recognized a gain on loan modification of $98 on the Company’s Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the available credit limit amount at an annual rate of 1.125%, and has been extended concurrent with the extension of the maturity date of the Credit Facility. During the year ended December 31, 2024, the Company incurred a guarantee fee charge of $282 (2023 - $450) recognized on the Company’s Statements of Income (Loss) and Comprehensive Income (Loss).

b) Related Party Promissory Note

In November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

13.	DEBT (continued)

c) Related Party Loans (other)

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Note 6), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility. As at the date of these financial statements, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman, and as such, has classified these loans as current on the statements of financial position.

14.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of December 31, 2024 was approximately $207 over the course of the remaining three year term of the office space lease.

The Company was charged for the following with respect to this arrangement in the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
Salaries and benefits	$403	$482
Office and other	113	193
Marketing and travel	18	16
	$534	$691

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Year ended December 31, 2024	Year ended December 31, 2023
Salaries and benefits	$1,040	$761
Consulting fees	764	422
Share-based compensation	392	309
Directors’ fees	219	219
	$2,415	$1,711

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

14.	RELATED PARTY TRANSACTIONS (continued)

b)	Key management compensation (continued)

	Year ended December 31,
	2024	2023
Salaries and benefits payable	$650	$416
Consulting fees payable	206	-
	$856	$416

15.	INTEREST AND OTHER FINANCE EXPENSES

	Year ended December 31,
	2024	2023
Interest and borrowing costs	$3,719	$3,893
Other	316	20
	$4,035	$3,913

16.	RECLAMATION AND REMEDIATION PROVISION

	Year ended December 31,
	2024	2023
Balance, beginning of year	$16,299	$15,233
Accretion	304	257
Change in estimates	(1,156)	809
Balance, end of year	$15,447	$16,299

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations. As a result of the decrease in the reclamation and remediation provision exceeding the carrying amount of the related asset, the Company recognized a $1,523 gain on change in estimate in the Company’s Statement of Income (loss) and comprehensive income (loss) for the year ended December 31, 2024.

At December 31, 2024 the estimated future cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.47% (December 31, 2023 – discounted at a real rate of 1.89%). The impact of the change in estimate is included in the table above.

At December 31, 2024, the total undiscounted amount for the estimated future cash flows was $23,663 (December 31, 2023 – $19,292).

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

17.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At December 31, 2024, the Company had 136,366,599 (December 31, 2023 - 136,366,599) common shares issued and outstanding. No dividends were declared in 2024 (2023 - C$0.01 per share).

b)	Stock options

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

For the year ended December 31, 2024, the Company recognized share-based compensation expense of $459 (2023 – $387), of which $36(2023 – $36) was recorded to Operating Expenses in the Statements of Income (Loss) and Other Comprehensive Income (Loss) and the remaining balance recognized in general and administrative expenses in the Statement of Income (Loss) and Comprehensive Income (Loss). The following table shows the change in the Company’s stock options during the years ended December 31, 2024 and 2023.

	2024		2023
	Number of options (‘000s)	Weighted-average exercise price (in C$)	Number of options (‘000s)	Weighted-average exercise price (in C$)
Outstanding, start of the year	6,330	1.12	8,735	1.12
Granted	4,950	0.35	-	-
Forfeited	(1,035)	0.50	(40)	0.54
Expired	-	-	(2,365)	1.40
Outstanding, end of the year	10,245	0.47	6,330	0.55
Exercisable, end of the year	3,893	0.54	3,717	0.58

The fair value and assumptions for the options granted during the year ended December 31, 2024, were as follows, there were no stock options granted during the year ended December 31, 2023:

Grant Date	Expected Life of Options	Exercise Price	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value
April 16, 2024	5 years	$0.36	3.76%	0.76	$0.17
August 15, 2024	5 years	$0.36	2.98%	0.74	$0.08
October 17, 2024	5 years	$0.30	2.93%	0.75	$0.12

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

17.	SHARE CAPITAL AND RESERVES (continued)

b)	Stock options (continued)

The following table provides information on outstanding and exercisable stock options at December 31, 2024.

Grant Date	Exercise price (in C$)	Number of Options outstanding (‘000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (‘000s)
September 24, 2020	0.63	1,155	0.7	1,155
November 13, 2020	0.85	250	0.9	250
November 10, 2022	0.51	3,965	2.9	1,888
April 16, 2024	0.36	3,875	4.3	600
August 15, 2024	0.36	200	4.6	-
October 17, 2024	0.30	800	4.8	-
	0.46	10,245	3.4	3,893

c)	Share purchase warrants

On November 1, 2023, the Company issued 6,000,000 warrants to a company controlled by Titan’s Executive Chairman pursuant to the promissory note of $5,000. Each warrant entitles the holder to acquire one common share at the market price of $0.42. The fair market value of the warrants on the issuance date, November 1, 2023, was $645, which will be amortized over the remaining term of the promissory note. In 2024, $231 of the value of these borrowing costs was amortized as interest and other finance expenses (2023 - $35), and the ending balance was $83 as of December 31, 2024 (2023 - $315).

The following table shows the change in the Company’s share purchase warrants during the year ended December 31, 2024 and 2023.

	Number of share purchase warrants (‘000s)	Weighted-average exercise price (in C$)	Weighted-average life remaining (years)
Outstanding, December 31, 2022	22,504	0.62	1.28
Granted	6,000	0.42	4.84
Exercised	(357)	0.50	-
Expired	(8,004)	0.75	-
Outstanding, December 31, 2023	20,143	0.51	1.66
Expired	(14,143)	0.54	-
Outstanding, December 31, 2024	6,000	0.42	3.84

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

17.	SHARE CAPITAL AND RESERVES (continued)

c)	Share purchase warrants (continued)

There were no warrants granted during the year ended December 31, 2024. For the share purchase warrants granted during the year ended December 31, 2023, the weighted average fair value was estimated at $0.19 (C$0.26) per share purchase warrant based on the Black-Scholes model using the following assumptions:

Assumptions	2023
Risk-free interest rate	3.98%
Expected life	5 years
Expected volatility	76.10%
Share price at date of grant	C$0.41
Fair value of warrants granted	C$0.26
Expected dividend yield	-

The following table provides information on outstanding and exercisable share purchase warrants at December 31, 2024.

Expiry Date	Exercise price (in C$)	Number of warrants outstanding (‘000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants (in C$)
November 1, 2028	0.42	6,000	4.8	0.26

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

18.	INCOME TAXES

	Year ended December 31,
	2024	2023
Current income tax expense	$170	$14
Total income tax expense	$170	$14

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before the tax provision due to the following:

	Year ended December 31,
	2024	2023
Net income (loss) for the year before tax	$6,717	$(10,196)
Statutory income tax rate	27%	27%
Expected income tax (recovery)	1,813	(2,753)
Difference in tax rates	(91)	54
Permanent differences	(1,996)	322
Temporary differences not recognized	1,759	2,376
Other	(1,655)	14
	$170	$14

The components of deferred tax liability and unrecognized deferred tax assets are as follows:

	Year ended December 31,
	2024	2023
Deferred tax assets:
Non-capital losses available	$311	$351
Deferred tax asset	$311	$351

Deferred tax liabilities:
Debt and other	$(311)	$(351)
Deferred tax liability	$(311)	$(351)

Net deferred tax asset (liability)	$-	$-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered. The components of deferred tax liability and unrecognized deferred tax assets are as follows:

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

18.	INCOME TAXES (continued)

	Year ended December 31,
	2024	2023

Deferred tax assets not recognized:
Non-capital losses available	$8,755	$9,644
Reclamation and remediation	4,002	-
Resource tax pools in excess of net book value	3,638	6,968
Share issue costs and others	1,887	977
Deferred tax asset not recognized	$18,282	$17,589

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company has $27,305 of unrecognized Canadian tax loss carry forwards which expire between 2035 to 2043 and $6,714 of unrecognized US tax loss that carry forward indefinitely.

The Canadian tax loss carry forwards includes $18,260 (2023 – $19,019) of available loses generated subsequent to a change of control of the Company in 2019. In addition, the Company has Canadian tax loss carry forwards equal to a portion of $9,045 of non-capital losses that are arose prior to the change of control and are only available to the extent they are not considered property losses. Business losses arising prior to the change of control may only be used to offset taxable income from the same or similar business. The US tax loss carry forwards include $6,714 (2023 - $7,826) of available losses to offset future taxable income.

19.	CONTINGENCIES

a)	On December 30, 2016, pursuant to a purchase agreement between Titan Mining (US) Corporation (a wholly owned US subsidiary of the Company), Star Mountain Resources, Inc. (“Star Mountain”), Northern Zinc, LLC, and certain other parties (the “Purchase Agreement”), Titan (US) Corporation acquired from Northern Zinc 100% of the issued and outstanding shares of Balmat Holdings Corp, which indirectly owned the Empire State Mine.

On or about February 21, 2018, Star Mountain filed a voluntary petition commencing a Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Arizona. The bankruptcy court confirmed a Chapter 11 plan of liquidation in the bankruptcy proceedings, which went effective on July 8, 2019. The Chapter 11 plan provided for the appointment of a Plan Trustee to liquidate all of the remaining assets owned by Star Mountain, including causes of action owned by Star Mountain.

On November 19, 2019, the Plan Trustee filed a Complaint against the Company, Titan (US) Corporation, and certain former officers and directors of Star Mountain with the Arizona bankruptcy court. The Plan Trustee filed a Second Amended Complaint (in response to motions to dismiss filed by the Company and Titan (US) Corporation). In his Second Amended Complaint, and as to the Company and Titan (US) Corporation, the Plan Trustee asserted: (a) a claim that the transaction under the Purchase Agreement should be avoided as a fraudulent conveyance under federal bankruptcy and state law; and (b) as purported alternative claims, that the Company and Titan (US) Corporation breached their remaining payment obligations to Star Mountain related to the Purchase Agreement.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

19.	CONTINGENCIES (continued)

In March 2023, the Company and the Plan Trustee entered into a settlement agreement providing for, among other things, a one-time payment of $5,900 to the Plan Trustee in full satisfaction and release of all claims asserted by the Plan Trustee in its Complaint, full satisfaction and release of the Company’s promissory note owing to Star Mountain Resources Inc. in a remaining principal amount of $1,025 and all interest thereon, and transfer of all ownership and other rights in the Plan Trustee’s 2,968,900 Company common shares (the “Star Shares”) and all past and future dividends thereon to the Company. On June 9, 2023, the Company made the one-time payment of $5,900 to the Plan Trustee and the Star Shares were transferred to the Company and cancelled. As a result, the Company reversed the acquisition obligation of $1,025 and loss provision of $3,374. The shares were valued at $1,424 at the time of the settlement which reduced share capital by this amount when cancelled. The total distributed dividends related to the Star Shares were refunded resulting in a small gain in the current year. The settlement provides that the Company’s entry into, and court approval of, the settlement shall not be construed as an admission that the Company is liable to the Plan Trustee or that the Plan Trustee has suffered any damage.

b)	The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

20.	FINANCIAL INSTRUMENTS

a)	Derivatives

In December 2024, the Company entered into an amendment to its previously signed hedge facility agreement “ISDA Master Agreement” that was entered into with National Bank of Canada (“NBC”) in June 2022, providing the Company with an up to US$5.3 million treasury line enabling additional access to funds for future zinc contract commitments. As at December 31, 2024, there were no open Zinc Swap contracts.

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

For the year ended December 31, 2023, the Company recognized $5,860 of realized gain on settlement of swaps, and $648 of unrealized gains from changes in the fair value of open positions. This derivative asset shown in the statements of financial position at December 31, 2023 was received on January 2, 2024.

b)	Risk management objectives and policies

The Company’s principal financial liabilities comprise accounts payable and accrued liabilities, debt, lease liabilities and loan from related party. The main purpose of these financial instruments is to manage short-term cash flow and raise finance for the Company’s capital expenditures. The Company’s principal financial assets comprise cash and cash equivalents, trade receivables, and other receivables that arise directly from its operations.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

20.	FINANCIAL INSTRUMENTS (continued)

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk with respect to its cash and cash equivalents, trade receivables, derivatives and other receivables. The Company’s maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major Canadian financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

Credit risk associated with trade receivables is managed by dealing with a reputable international metals trading company. The Company typically receives provisional payments of up to 90% of the value of each shipment within days after delivery. The Company assesses and monitors risk by performing an aging analysis of its trade receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on, at minimum, a quarterly basis. The Company maintains credit facilities and endeavours to maintain sufficient cash balances to meet its liquidity requirements at any point in time.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Price risk

Price risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company is exposed to the risk of fluctuations in prevailing market commodity prices for zinc which it sells into global markets. The market price of zinc is a key driver of the Company’s capacity to generate cash flow. The Company manages this risk through fixed price contracts when appropriate.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

20.	FINANCIAL INSTRUMENTS (continued)

Price risk (continued)

Management has estimated the impact on profit before tax for changes in zinc prices on the fair value of provisionally priced trade receivables. Based on the December 31, 2024 balance, and assuming all other variables remain constant, a 10% change in zinc prices would increase/decrease provisionally priced trade receivables and revenue by $770.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk.

The Company is exposed to interest rate cash flow risk on certain long-term debt amounts as the payments will fluctuate during their term with changes in the interest rate. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. Approximately 32% of the Company’s portfolio of loans and borrowings bear interest at variable rates. Based on the principal owing at December 31, 2024, and assuming all other variables remain constant, a 1% change in the SOFR rate would result in an increase/decrease of $79 in the annual interest expense.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held at the parent company level, as the functional currency of the parent company is Canadian dollars. Conversely for the Company’s subsidiaries whose functional currency is US dollars, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held at the subsidiary company level. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

21.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $30,832 and those located in Canada total $125.

TITAN MINING CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of US dollars, unless otherwise indicated)

22.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	Year ended December 31,
	2024	2023
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	110	(413)
Change in accounts payable and accrued liabilities with respect to inventories	68	(513)
Change in accounts payable and accrued liabilities with respect to operating expenses	1,001	(218)
Change in reclamation and remediation asset	367	809

24.	SUBSEQUENT EVENTS

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore, to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly, and has a maturity date of May 31, 2027. Principal payments are payable in equal installments on a monthly basis from the date of each advance over the remaining term of the Equipment Facility.

Subsequent to December 31, 2024, the Company had advanced a total principal amount of $2,895 under the Equipment Facility.

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